

February 20, 2013

Josh Hirsberg
Senior Vice President,
Chief Financial Officer and Treasurer
Boyd Gaming Corporation
3883 Howard Hughes Parkway
Ninth Floor
Las Vegas, NV 89169

> **Re:** **Boyd Gaming Corporation**
> **Form 10-K**
> **Filed March 7, 2012**
> **File No. 001-12882**

Dear Mr. Hirsberg:

We have reviewed your response letter dated January 29, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition…page 41

Results of Operations, page 46

1) We note your response to prior comment number one. It appears that your discussion of results of operations for the years ended December 31, 2011 and December 31, 2010 is based solely on a comparison to December 31, 2010 pro forma amounts. We believe that this discussion should be a supplement to, not a replacement of, a comparison of actual results. Please revise your discussion in future filings to include a more prominent comparison of actual results. In addition, please supplement your analysis of pro forma results by including detailed disclosure explaining why management believes the analysis is relevant.

Acquisition of IP Casino Resort Spa, page 71

2) We note your response to prior comment number two. It appears from the disclosure in your Management's Discussion and Analysis that the charitable contribution will be distributed on behalf of, and in the name of, Boyd Gaming, over five years to charitable organizations to be designated by Boyd Gaming. Tell us how this information was considered in your conclusion that the transaction was not entered into on your behalf and rather the behalf of the acquiree and therefore should be part of the purchase price consideration. In addition, please explain to us the business purpose behind structuring a portion of the consideration as a charitable contribution.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

Consolidation of Variable Interest Entity, page 103

3) We note your response to prior comment number three. Please tell us what consideration was given to the delayed construction of Echelon in your conclusion that you hold the power to direct decisions surrounding commodity, operations and management risks in LVE.

4) Please clarify for us how the company accounts for the periodic and maintenance fees paid to LVE Energy Partners, LLC. In your response you state that "…the Company has allocated all amounts incurred by LVE in excess of the periodic fees paid by the Company to LVE to LVE's non-controlling interest holders." Please confirm for us that the periodic and maintenance fees are charged to controlling interests.

Note 3. Consolidation of Certain Interests, page 121

Condensed Consolidated Statement of Operations, page 125

5) We note your responses to prior comments six, seven and eight. Please update your analysis to address each misstatement separately, and the aggregate effect of all misstatements under the rollover and iron curtain methods as outlined in Staff Accounting Bulletin 108 Topic 1N. In your response, address the impact to each financial statement line item, subtotal and total.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F Telewicz Jr.
Senior Staff Accountant